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                                                                 EXHIBIT 2.1
                                  NEWS RELEASE


FOR IMMEDIATE RELEASE-- APRIL 30, 1998                International Provider of
--------------------------------------                Computer Services


National TechTeam, Inc.
835 Mason Street, Suite 200
Dearborn, Michigan  48124                             NASDAQ/NM - "TEAM"
                                                      ------------------
CONTACT:

NATIONAL TECHTEAM, INC.                   NATIONAL TECHTEAM, INC.
William F. Coyro, Jr.                     Lawrence A. Mills
Chief Executive Officer                   Chief Financial Officer
(313) 277-2277                            (313) 277-2277

                   NATIONAL TECHTEAM, INC. ANNOUNCES REVENUES
                     AND EARNINGS FOR THE FIRST QUARTER 1998

DEARBORN, MICHIGAN, April 30, 1998...NATIONAL TECHTEAM INC., Nasdaq symbol ("TEAM"), today reported revenues and earnings for the first quarter 1998. For the quarter ended March 31, 1998, revenues were $26,457,087, a 42.4% increase over the $18,576,592 reported for the first quarter of 1997 and the highest revenues ever reported in the Company's history. Net income for the quarter was $141,059, or $0.01 per share, compared with a loss of $364,353, or $(0.02) per share, for the corresponding quarter in 1997.

The strong growth in revenues reflected the increasing demand for all of National TechTeam's computer services. Call Center Services revenues increased 35.7% to $12,311,512 from $9,074,422 in the first quarter 1997. The Corporate Computer Services line also contributed significantly to overall results for the quarter. Revenues increased 26.7% to $12,036,429 in the first quarter of 1998 from $9,502,170 in the first quarter of 1997.

Additionally, as a result of the acquisition of Capricorn Capital Group, Inc. in January 1998, TechTeam reported revenues from Leasing and Related Services of $2,109,146 in the first quarter of 1998.

On March 31, 1998 TechTeam sold its OEM call center business, consisting of its contracts with Hewlett Packard Corporation and its contract with 3Com Corporation, to General Electric Company for $1.4 million. General Electric then contributed those contracts to the GE TechTeam joint venture for an agreed value of $1.4 million and an agreement that GE shall receive all of the joint venture's earnings until GE has recovered the $1.4 million. First quarter 1998 earnings reflect no amounts related to this sale. TechTeam will recognize the earnings related to this sale as the joint venture records those earnings. The Company believes that the sale of the OEM call center business is consistent with TechTeam's strategic direction to concentrate on corporate help desk solutions. This sale is not expected to result in a significant reduction of present revenues from Call Center Services due to revenues from new contracts recently received by TechTeam. It also allows TechTeam to participate in the consumer and OEM call center business through its joint venture with GE (GE TechTeam, L.P.)

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The foregoing contains forward-looking statements. The matters expressed in such statements are subject to numerous uncertainties and risks including but not limited to general economic conditions in the markets in which TechTeam operates, fluctuation in demand for computer related services and products, the success of actions taken to integrate Capricorn and TechTeam's business and current expectations of TechTeam or its management. Should one or more of those uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as forward-looking statements. TechTeam does not intend to update those forward-looking statements.

NATIONAL TECHTEAM, INC. is a leading provider of information technology outsourcing support services to large national and multi-national corporations, government agencies and service organizations. The Company offers its services through three global units: (i) CALL CENTER SERVICES, which provides its clients with inbound telephone support for their computer product and end-users; (ii) CORPORATE COMPUTER SERVICES, which provides corporations with technical staffing (principally on-site help desk support), systems integration, and instructor-led and computer-based training; and (iii) LEASING AND RELATED SERVICES, which consists primarily of leasing computer-related hardware to corporate customers. National TechTeam is traded under the symbol "TEAM".

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

                                        NATIONAL TECHTEAM, INC.
                                  FIRST QUARTER RESULTS OF OPERATIONS

-----------------------------------------------------------------------------------------------------------
Quarter Ended March 31                                                     1998                       1997
----------------------                                                     -----                      ----
Revenues                                                             $26,457,087                 $18,576,592
Income/(Loss) Before Tax Provisions                                      444,459                    (330,863)
Tax Provisions                                                           303,400                      33,500
Net Income/(Loss)                                                        141,059                    (364,353)

Basic and Diluted Earnings / (Loss)
     Per Share                                                              0.01                       (0.02)
Weighted Average Number of Common
     Shares and Common Share
     Equivalents Outstanding
          Basic                                                       15,423,402                  15,557,821
          Diluted                                                     15,635,680                  15,907,240
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                             PRESS RELEASE ADDENDUM
National TechTeam, Inc.
Supplementary Data for Quarterly Press Release
First Quarter 1998
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
                                                                  FIRST QUARTER
                                                 -------------------------------------------------
                                                                                       1998
                                                                                    Over/(Under)
                                                      1998             1997            1997
                                                 --------------  --------------- ----------------
Revenues
    Call Center Services                            $12,311,512       $9,074,422      $ 3,237,090
                                                 ---------------  --------------- ----------------

    Corporate Computer Services
        Technical staffing                            6,626,107        5,686,186          939,921
        Systems integration                           2,983,555        2,372,788          610,767
        Training programs                             2,426,767        1,443,196          983,571
                                                 ---------------  --------------- ----------------
                                                     12,036,429        9,502,170        2,534,259
                                                 ---------------  --------------- ----------------

    Leasing and related activities                    2,109,146               --        2,109,146
                                                 ---------------  --------------- ----------------

        Total revenues                              $26,457,087      $18,576,592      $ 7,880,495
                                                 ===============  =============== ================

Gross profit
        Amount                                       $3,913,093       $2,535,308        1,377,785
        Percentage                                        14.8%            13.6%             1.1%

S, G and A
        Amount                                       $3,746,649       $3,574,769          171,880
        Percentage                                        14.2%            19.2%           (5.1)%

Interest income
        Amount                                       $ (614,087)      $ (723,598)        $109,511
        Percentage                                       (2.3)%           (3.9)%             1.6%

Income before tax provisions
        Amount                                         $444,459       $ (330,863)        $775,322
        Percentage                                         1.7%           (1.8)%             3.5%

Tax provisions
        Amount                                         $303,400          $33,500         $269,900
        Effective tax rate
                   Federal                                34.6%            23.9%            10.7%
                   Other                                  51.5%          (44.7)%            96.2%
                                                 ---------------  --------------- ----------------
                   Total                                  68.3%          (10.1)%            78.4%
                                                 ===============  =============== ================
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                                                             FIRST QUARTER (continued)
                                                  ------------------------------------------------
Weighted average shares outstanding
        Basic                                        15,423,402       15,557,821         (134,419)
        Diluted                                      15,635,680       15,907,240         (271,560)

Call Center Services
        Call centers                                          6                5                1
        Equipped workstations                             1,206              653              553
        Calls answered                                1,366,053        1,007,147          358,906

Percentage of Business by Major Customers
        GE TechTeam L.P.                                  18.3%             0.0%            18.3%
        Chrysler                                          18.0%            11.5%             6.5%
        Ford                                              14.2%            20.2%           (6.0%)
        Hewlett Packard                                   13.4%            27.4%          (14.1%)
        UPS                                                5.9%             7.2%           (1.2%)

Number of Employees
        Call Center Services                              1,232              857              375
        Corporate Computer Services
                   Technical staffing                       404              283              121
                   Systems integration                      138              115               23
                   Training programs                        125               96               29
        Leasing and related activities                        7                -                7
        Sales, General, & Admin.                            136              115               21
                                                 ---------------  --------------- ---------------
        Total employees                                   2,042            1,466              576
                                                 ===============  =============== ===============

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